Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-133659
June 20, 2006
Free Writing Prospectus
Dated June 19, 2006
10,000,000 Shares
Common Stock
Grubb & Ellis

      Attached are revised pages 71 and 72 to the Preliminary Prospectus for Grubb & Ellis dated June 19, 2006, that discuss Certain Covenants and Events of Default under Grubb & Ellis’s amended and restated senior secured credit facility with Deutsche Bank Trust Company Americas. The only change is to correct the disclosure on limitations the credit facility imposes on cash bonus payments to new officers, employees or representatives of Grubb & Ellis, without the approval of the Lender.
      Grubb & Ellis has filed a registration statement (including a prospectus) with the SEC for the offering of common stock to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents Grubb & Ellis has filed with the SEC for more complete information about Grubb & Ellis and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Grubb & Ellis or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc., at (800) 503-4611.
This Free Writing Prospectus is being provided only to recipients who have previously received the Preliminary Prospectus for Grubb & Ellis dated June 19, 2006 or this Free Writing Prospectus is accompanied by that Preliminary Prospectus. If this Free Writing Prospectus is delivered electronically, the recipient has advised us that they can access the prospectus electronically by clicking on this hyperlink.

Certain Covenants and Events of Default
      The senior secured credit facility contains customary limitations, subject to certain exceptions, on the ability of us and our restricted subsidiaries to, among other things:

•	use the term loan commitment for any acquisition, unless such acquisition is approved by the Lender;

•	create liens on assets;

•	incur additional indebtedness;

•	change the nature of the business conducted by us or our restricted subsidiaries;

•	make acquisitions or engage in mergers or consolidations;

•	make asset dispositions;

•	make investments, loans or advances;

•	pay dividends and distributions or repurchase capital stock;

•	enter into sale and lease-back transactions;

•	amend our charter documents or certain material agreements;

•	change our fiscal year, or change any accounting policies or reporting practices, except as required by generally accepted accounting principles;

•	prepay, redeem or repurchase subordinated indebtedness;

•	make cash bonus payments to new officers, employees or representatives of our company, without the approval of the Lender, in excess of: $6,500,000 for the four consecutive quarters ending June 30, 2006; $15,000,000 for the four consecutive quarters ending September 30, 2006; $20,000,000 for each of the four-quarter periods ending December 31, 2006, March 31, 2007 and June 30, 2007; $15,000,000 for the four consecutive quarters ending September 30, 2007 and $7,500,000 for any four consecutive quarters thereafter;

•	make any agreement prohibiting or conditioning the creation or assumption of any lien except (a) liens to secure the credit facility or (b) liens in connection with existing debt, permissible purchase money debt, capitalized leases or in connection with leased property;

•	become a general partner in any general or limited partnership, or joint venture;

•	engage in speculative transactions;

•	enter into agreements that restrict dividends or other payments from restricted subsidiaries; and

•	cancel or amend any material contracts (as defined in the senior secured credit facility).
      In addition, the senior secured credit facility requires us to maintain the following financial covenants:

•	a maximum Debt/ EBITDA ratio of 3.50:1.00, which decreases over the term of the facility to 2.50:1.00;

•	a minimum interest coverage ratio (generally defined as the ratio as of the end of each fiscal quarter or fiscal year of (a) consolidated EBITDA (as defined in the senior secured credit facility) to (b) the consolidated cash portion of interest expense (as defined in the senior secured credit facility) with respect to our aggregate outstanding debt and the aggregate outstanding debt of our restricted subsidiaries, referred to below as

71

“consolidated interest expense”) of 3.50:1.00 which increases over the term of the facility to 4.00:1.00;

•	a minimum EBITDA of $8.5 million, which increases over the term of the facility to $22 million;

•	a fixed charge coverage ratio (generally defined as the ratio as of the end of each fiscal quarter or fiscal year of (a) consolidated EBITDA to (b) the sum of (i) consolidated interest expense (as defined in the senior secured credit facility), (ii) cash income taxes paid by us and our restricted subsidiaries, (iii) principal payments of debt (as defined in the senior secured credit facility) by us or any of our restricted subsidiaries, (iv) capital expenditures (as defined in the senior secured credit facility) incurred by us and our restricted subsidiaries, and (v) earnouts (as defined in the senior secured credit facility) and other cash dividends paid by us) of 1.25:1.00 for the quarter ending in June 30, 2006, 1.00:1.00 for the quarters ending in September 30, 2006 and December 31, 2006 and 1.25:1:00 for the remaining term of the facility;

•	a minimum net worth beginning in the quarter ending March 31, 2007 of not less than $10,000,000 plus the sum of 50% of (a) the net proceeds from any equity issuance (including proceeds from this offering) and (b) consolidated net income generated from and after July 1, 2006; and

•	maintaining at least $5,000,000 of liquidity, which is generally defined as the undrawn portion of our revolving line of credit and cash or cash equivalents on hand.
The senior secured credit facility also contains certain other customary covenants with which we must comply as well as customary events of default and representations and warranties.

72